Exhibit 99.3

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

SilverCrest Metals Inc. (the “Company”)

Suite 501, 570 Granville Street

Vancouver, British Columbia

Canada V6C 3P1

Item 2.	Date of Material Change

February 11, 2021

Item 3.	News Release

News Release dated February 11, 2021 was disseminated through GlobeNewswire.

Item 4.	Summary of Material Change

On February 11, 2021, the Company entered into an agreement with a syndicate of underwriters co-led by Scotia Capital Inc., Raymond James Ltd. and RBC Dominion Securities Inc. pursuant to which the underwriters have agreed to purchase, on a bought-deal basis, 13,050,000 common shares of the Company at a price of U.S.$9.20 per common share for aggregate gross proceeds to the Company of U.S.$120 million.

Item 5.1	Full Description of Material Change

On February 11, 2021, the Company entered into an agreement with a syndicate of underwriters (the “Underwriters”) co-led by Scotia Capital Inc., Raymond James Ltd. and RBC Dominion Securities Inc. pursuant to which the Underwriters have agreed to purchase, on a bought-deal basis, 13,050,000 common shares of the Company (“Shares”) at a price of U.S.$9.20 per Share for aggregate gross proceeds to the Company of U.S.$120 million (the “Offering”).

The Underwriters have been granted an over-allotment option, exercisable in whole or in part, at any time within 30 days following the closing of the Offering, to purchase from the Company up to an additional 15% of the Shares offered under the Offering.

The principal objectives for use of the net proceeds of the Offering are to expand the Las Chispas resources and reserves through further drilling, to optimize the mine and processing plant design, to explore regional targets, and for general working capital purposes.

The Offering is expected to close on or about February 22, 2021 and is subject to a number of conditions, including receipt of all necessary securities regulatory approvals and the approval of the Toronto Stock Exchange and the NYSE American.

The Shares will be offered in all provinces of Canada (except Québec) pursuant to a short form base shelf prospectus as accompanied by a prospectus supplement and will be offered in the United States pursuant to a supplement to the Company’s registration statement on Form F-10 registering the Shares under the United States Securities Act of 1933, as amended, pursuant to the Multi-Jurisdictional Disclosure System adopted by the

United States and Canada. The Shares may also be offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions. However, there will not be any sale of Shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the applicable securities laws of such province, state or jurisdiction.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Anne Yong, Chief Financial Officer

Telephone: (604) 694-1730

Item 9.	Date of Report

February 11, 2021

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